WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

(1)   Summary of Significant Accounting Policies

(a)   Organization

Waddell & Reed, Inc. (W&R Inc.), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors group of mutual funds (the Advisors Funds), Ivy Variable Insurance Portfolios (the Ivy VIP), Ivy Funds, which are underwritten by an affiliate, and InvestEd Portfolios (InvestEd) (collectively, the Funds), and institutional and separately managed accounts. The Funds and the institutional and separately managed accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements, underwriting agreements, and shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees. Our revenues are largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and composition of assets under management can significantly impact our revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company's underwriting agreements with the Funds, excluding the Ivy Funds, allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards (*i.e.*, front-end load, back-end load, level-load, and institutional).

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) ***Basis of Presentation***

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated.

The company has evaluated subsequent events through February 24, 2017, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) ***Consolidation***

In the normal course of our business, we sponsor and manage various types of investment products. These investment products include open-end mutual funds, a closed-end mutual fund, privately offered funds, exchange-traded managed funds, and a Luxembourg SICAV. When creating and launching a new investment product, we typically fund the initial cash investment, commonly referred to as "seeding," so that the investment product can generate an investment performance track record so that it is able to attract third party investors in the product. Our initial investment in a new product typically represents 100% of the ownership in that product. We generally redeem our investment in seeded products when the related product establishes a sufficient track record, when third party investments in the related product are sufficient to sustain the strategy, or when a decision is made to no longer pursue the strategy. The length of time we hold a majority interest in a product varies based on a number of factors, including market demand, market conditions and investment performance. Our exposure to risk in these investment products is generally limited to any equity investment we have and any earned but uncollected management or other fund-related service fees.

In accordance with financial accounting standards, we consolidate certain sponsored investment products in which we have a controlling interest or the investment product meets the criteria of a Variable Interest Entity ("VIE") and we are deemed to be the primary beneficiary. In order to make this determination, an analysis is performed to determine if the investment product is a VIE or a Voting Interest Entity ("VOE"). Assessing if an entity is a VIE or VOE involves judgment and analysis on an entity by entity basis. Factors included in this assessment include the legal organization of the entity, the Company's contractual involvement with the entity and any implications resulting from or associated with related parties' involvement with the entity.

A VIE is an entity which does not have adequate equity to finance its activities without subordinated financial support, the equity investors do not have the normal characteristics of equity investors for a potential controlling financial interest as a group, or the voting rights are not proportional to their obligations to absorb the expected losses or their rights to receive the expected residual returns of the entity. The Company is deemed to be the primary beneficiary if it absorbs a majority of the VIE's expected losses, expected residual returns, or both. If the Company is the primary beneficiary of a

VIE, we are required to consolidate the assets, liabilities, results of operations and cash flows of the VIE into our consolidated financial statements..

If an entity does not meet the criteria and is not considered a VIE, it is treated as a VOE, which is subject to traditional consolidation concepts based on ownership rights. Sponsored investments products that are considered VOEs are consolidated if we have a controlling financial interest in the entity absent substantive investor rights to replace the investment manager of the entity (kick-out rights).

Prior to the fiscal year 2016, the amount of ownership of IGI funds held by the Company was determined at the SICAV entity level. During the first quarter 2016, the Company adopted ASU 2015-02, "Amendments to the Consolidation Analysis." Under ASU 2015-02, the ownership percentage and consolidation analysis of IGI funds is evaluated at each individual sub-fund.

(d)   Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from those estimates.

(e)   Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers and non-customers segregated in compliance with federal and other regulations.

(f)   Disclosures about Fair Value of Financial Instruments

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on Level 2 or Level 3 inputs detailed in Note 3.

(g)   Investment Securities and Investments in Sponsored Funds

Our investments are comprised of government obligations, corporate debt securities, common stock and investments in sponsored funds. Sponsored funds, which include the Funds, the IGI Funds and the LLCs, are investments we have made for both general corporate investment purposes and to provide seed capital for new investment products. The Company has classified its investments in

certain sponsored funds as either equity method investments (when the Company owns between 20% and 50% of the fund) or as available for sale investments (when the Company owns less than 20% of the fund) as described in Note 3. Investments held by our broker/dealer entity or certain investments that are anticipated to be purchased and sold on a more frequent basis are classified as trading.

Unrealized holding gains and losses on securities available for sale, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For sponsored funds, realized gains and losses are computed using the average cost method. Substantially all of the Company's equity method investees are investment companies which record their underlying investments at fair value. Therefore, under the equity method of accounting, our share of the investee's underlying net income or loss is predominantly representative of fair value adjustments in the investments held by the equity method investee. Our share of the investee's net income or loss is based on the most current information available and is recorded as a net gain or loss on investments within investment and other income (loss).

Our available for sale investments are reviewed each quarter and adjusted for other than temporary declines in value. We consider factors affecting the issuer and the industry in which the issuer operates, general market trends including interest rates, and our ability and intent to hold an investment until it has recovered. Consideration is given to the length of time an investment's market value has been below carrying value and prospects for recovery to carrying value. When a decline in the fair value of equity securities is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is realized as a charge to net income, and a new cost basis is established for financial reporting purposes. When a decline in the fair value of debt securities is determined to be other than temporary, the amount of the impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If so, the other than temporary impairment recognized in earnings is equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If not, the portion of the impairment related to the credit loss is recognized in earnings while the portion of the impairment related to other factors is recognized in other comprehensive income, net of tax.

(h) *Property and Equipment*

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for

furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 30 years for buildings; two to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(i)   *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with ASC 350, "Intangibles – Goodwill and Other Topic." Internal costs capitalized are included in property and equipment, net in the consolidated balance sheets, and were $12.9 million as of December 31, 2016. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

(j)   *Goodwill and Identifiable Intangible Asset*

Goodwill represents the excess of cost over fair value of the identifiable net assets of acquired companies. Indefinite-lived intangible assets represent advisory and subadvisory management contracts for managed assets obtained in acquisitions. The Company considers these contracts to be indefinite-lived intangible assets as they are expected to be renewed without significant cost or modification of terms. Goodwill and indefinite-lived intangible assets are tested for impairment annually or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Goodwill and intangible assets require significant management estimates and judgment, including the valuation determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment. Additional information related to the indefinite-lived intangible assets is included in Note 4.To determine the fair value of the Company's reporting unit, our review process uses the market and income approaches. In performing the analyses, the Company uses the best information available under the circumstances, including reasonable and supportable assumptions and projections.

The market approach employs market multiples for comparable publicly-traded companies in the financial services industry. Estimates of fair values of the reporting units are established using multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company believes that fair values calculated based on multiples of EBITDA are an accurate estimation of fair value.

If the fair value coverage margin calculated under the market approach is not considered significant, the Company utilizes a second approach, the income approach, to estimate fair values and averages the results under both methodologies. The income approach employs a discounted free cash flow approach that takes into account current actual results, projected future results, and the Company's estimated weighted average cost of capital.

The Company compares the fair values of the reporting unit to its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its calculated fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

(k) Deferred Sales Commissions

We defer certain costs, principally sales commissions and related compensation, which are paid to financial advisors and broker/dealers in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Class B shares sold prior to January 1, 2014 are amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. Effective January 1, 2014, the Company suspended sales of Class B shares. The costs incurred at the time of the sale of Class C shares are amortized on a straight-line basis over 12 months. Prior to June 16, 2014, the costs incurred at the time of the sale of shares for certain fee-based asset allocation products were deferred and amortized on a straight-line basis, not to exceed three years. We recover deferred sales commissions and related compensation through Rule 12b-1 and other distribution fees, which are paid on the Class B and Class C shares of the Advisors Funds and Ivy Funds, along with contingent deferred sales charges ("CDSCs") paid by shareholders who redeem their shares prior to completion of the specified holding period (three years for shares of certain fee-based asset allocation products sold prior to June 16, 2014, six years for a Class B share and 12 months for a Class C share), as well as through client fees paid on the asset allocation products sold prior to June 16, 2014. Effective June 16, 2014 we no longer assess a CDSC to investors upon early redemption of fee-based asset allocation products. During 2016, the amounts deferred for sales commissions and related compensation for the sale of certain fee-based asset allocation product were written-off as they related to our share class conversion from account-based, load-waived Class A shares to asset-based, institutional share classes for certain advisory products.

(l) Revenue Recognition

Investment Management and Advisory Fees

We recognize investment management fees as earned over the period in which services are rendered. We charge the Funds daily based upon average daily net assets under management in accordance with investment management agreements between the Funds and the Company. The majority of investment and/or advisory fees earned from institutional and separate accounts are charged either monthly or quarterly based upon an average of net assets under management in accordance with such investment management agreements. The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the consolidated statement of income.

Our investment advisory business receives research products and services from broker/dealers through "soft dollar" arrangements. Consistent with the "soft dollar" safe harbor established by Section 28(e) of the Securities Exchange Act of 1934, as amended, the investment advisory business does not have any contractual obligation requiring it to pay for research products and services obtained through soft dollar arrangements with brokers. As a result, we present "soft dollar" arrangements on a net basis.

The Company has contractual arrangements with third parties to provide subadvisory services. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the Funds. Any corresponding fees paid to subadvisors are included in operating expenses.

Distribution, Underwriter and Service Fees

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When a client invests in a fee-based asset allocation product, Class A shares are purchased at net asset value and we do not charge an initial sales charge.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net assets under management for Class B and C shares for expenses paid to broker/dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Class Y shares, which do not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net assets under management under a Rule 12b-1 distribution plan to compensate broker/dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net assets under management under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy funds sold by our financial advisors. The Rule 12b-1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service and distribution plans at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

Fee-based asset allocation revenues are charged quarterly based upon average daily net assets under management. For certain types of investment products, primarily variable annuities, distribution

revenues are generally calculated based upon average daily net assets under management and are recognized monthly. Fees collected from advisors for services related to technology and errors and omissions insurance are recorded in underwriting and distribution fees on a gross basis, as the Company is the primary obligor in these arrangements.

Shareholder service fees are recognized monthly and are calculated based on the number of accounts or assets under management as applicable. Other administrative service fee revenues are recognized when contractual obligations are fulfilled or as services are provided.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by our financial advisors. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(m) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as the advertising or event takes place. Advertising expense was $540 thousand for the year ended December 31, 2016 and is classified in both underwriting and distribution expense and general and administrative expense on the consolidated statement of income.

(n) *Leases*

The Company leases office space under various leasing arrangements. Most lease agreements contain renewal options, rent escalation clauses and/or other inducements provided by the landlord. As leases expire, they are typically renewed or replaced in the ordinary course of business. Rent expense is recorded on a straight-line basis, including escalations and inducements, over the term of the lease.

(o) *Income Taxes*

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740, "Income Taxes Topic." Deferred tax assets and liabilities are recognized for

the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits or tax shortfalls from equity awards in WDR stock granted to its employees and financial advisors (our sales force) who are independent contractors. Tax benefits are reflected as an increase to additional paid-in capital with a corresponding increase to income taxes receivable. Tax shortfalls are reflected as a decrease to additional paid-in capital with a corresponding decrease to income taxes receivable. For 2016, the excess tax benefits from share-based payments were $2.7 million while the tax shortfalls from share-based payments were $8.3 million.

(2) New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2016

During the first quarter of 2016, the Company adopted Accounting Standards Update ("ASU") 2015-02, "Amendments to the Consolidation Analysis," which affects all companies required to evaluate consolidation of another entity. The Company determined that this ASU did not have a material impact on its previous consolidation analysis for its seeded investments in the Advisors and Ivy Funds and limited liability companies. This ASU did impact the consolidation analysis for its seeded investments in the IGI Funds. Prior to ASU 2015-02, the amount of ownership interest held by the Company was determined at the SICAV legal entity level. Under ASU 2015-02, the ownership percentage and consolidation analysis of the IGI Funds is evaluated at each individual sub-fund. To the extent material, the Company is required to consolidate any of its seeded investments if ownership, directly or indirectly, represents more than 50%.

New Accounting Guidance Not Yet Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers," which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. This ASU will supersede much of the existing revenue recognition guidance in accounting principles generally accepted in the United States and is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period; early application is permitted for the first interim period within annual reporting periods beginning after December 15, 2016. ASU 2014-09 permits the use of either the retrospective or cumulative effect transition method. We have evaluated our population of contracts and concluded

that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities," which provides updated guidance on the recognition, measurement, presentation and disclosure of certain financial assets and financial liabilities. This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are evaluating the estimated impact the adoption of this ASU will have on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases," which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early application permitted. We are evaluating the estimated impact the adoption of this ASU will have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting," which requires recognition of all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and classification of excess tax benefits along with other income tax cash flows as an operating activity; allows an entity to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; and permits withholding up to the maximum statutory tax rates in the applicable jurisdictions. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. Upon adoption of this standard on January 1, 2017, the Company will account for forfeitures when they occur. We do not expect a material impact on our consolidated financial statements and related disclosures upon adoption of this ASU. However, after the adoption date, recognition of excess tax benefits as income tax benefit and tax deficiencies as income tax expense in the income statement may result in increased volatility in our provision for income taxes and effective tax rate.

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments." The ASU changes the impairment model for most financial assets, and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. ASU 2016-13 is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019. We are

evaluating the estimated impact the adoption of this ASU will have on our consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, "Intra Entity Transfers of Assets Other Than Inventory." This ASU is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when an asset is sold to an outside party. The amendments in this ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2016-16 is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017, with early adoption permitted. We are evaluating the estimated impact the adoption of ASU 2016-16 will have on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash". This ASU is intended to reduce diversity in practice by adding or clarifying guidance on classification and presentation of changes in restricted cash on the statement of cash flows. The amendments in this update require that a statement of cash flows explain the charge during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-16 is effective for fiscal years, and interim periods within those fiscal years beginning after December 15, 2017, with early adoption permitted. The amendments in this ASU should be applied retrospectively to all periods presented. We are evaluating the estimated impact the adoption of ASU 2016-18 will have on our consolidated financial statements and related disclosures.

(3)   Investment Securities

Investments at December 31, 2016 are as follows (in thousands):

Available-for-sale securities:		
Sponsored privately offered funds	$	570
Total available-for-sale securities		570
Trading securities:		
Mortgage-backed securities		13
Common stock		101
Consolidated sponsored funds		118,957
Sponsored funds		507
Total trading securities		119,578
Equity method securities:		
Sponsored funds		7,165
Sponsored privately offered funds		3,234
Total equity method securities		10,399
Total investment securities	$	130,547

The following is a summary of the gross unrealized gains related to securities classified as available for sale at December 31, 2016:

	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Sponsored privately offered funds $	264	305	—	570
Total available-for-sale securities $	264	305	—	570

(Continued)

Sponsored funds

The Company has classified its investments in certain sponsored funds as either equity method investments (when the Company owns between 20% and 50% of the fund) or as available for sale investments (when the Company owns less than 20% of the fund). Sponsored funds in which we hold a majority interest are consolidated in our financial statements. Certain sub-funds of the IGI SICAV have been consolidated in our financials as of December 31, 2016.

Sponsored privately offered funds

The Company holds voting interests in certain sponsored privately offered funds that are structured as investment companies in the legal form of LLCs. The Company held investments in these funds totaling $3.8 million as of December 31, 2016, which is our maximum loss exposure.

During 2016, $59.4 million in investments in IGI which had been accounted for under the equity method in prior years, were consolidated in the financial statements. In addition, $51.0 million of seed money was invested in IGI Funds during 2016.

Mortgage-backed securities accounted for as trading and held as of December 31, 2016 mature in 2022.

Consolidated sponsored funds

The following table details the balances related to consolidated sponsored funds at December 31, 2016, as well as the Company's net interest in these funds:

Cash	$	6,319
Investments		118,957
Other assets		803
Other liabilities		(23)
Redeemable noncontrolling interests		(9,239)
Net interest in consolidated sponsored funds	$	116,817

During 2016, we consolidated the IGI Funds in which we provided initial capital at the time of the fund's formation. When we no longer have a controlling financial interest in a sponsored fund, it is deconsolidated from our financial statements.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the

observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The fair value of municipal bonds is measured based on pricing models that take into account, among other factors, information received from market makers and broker/dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance and benchmark yield curves. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer. The fair value of equity derivatives is measured based on active market broker quotes, evaluated broker quotes and evaluated prices from vendors.

Securities' values classified as Level 3 are primarily determined through the use of a single quote (or multiple quotes) from dealers in the securities using proprietary valuation models. These quotes involve significant unobservable inputs, and thus, the related securities are classified as Level 3 securities.

The following table summarizes our investment securities as of December 31, 2016 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Available for sale securities:				
Sponsored privately offered funds measured at net asset value [1]	$ —	—	—	570
Trading Securities:				
Mortgage-backed securities	—	13	—	13
Common stock	101	—	—	101
Consolidated sponsored funds	84,960	33,997	—	118,957
Sponsored funds	507	—	—	507
Equity Method Securities: [2]				
Sponsored funds	7,165	—	—	7,165
Sponsored privately offered funds measured at net asset value [1]	—	—	—	3,234
Total	$ 92,733	34,010	—	130,547

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

(2) Substantially all of the Company's equity method investments are investment companies which record their underlying investments at fair value.

(4) Goodwill and Identifiable Intangible Asset

Goodwill represents the excess of purchase price over the tangible assets and the identifiable intangible asset of the acquired business. Our goodwill is not deductible for tax purposes. Goodwill and the identifiable intangible asset (all considered indefinite-lived) at December 31, 2016 are as follows (in thousands):

Goodwill	$	8,242
Identifiable intangible asset		26,853
Total	$	35,095

In 2016, the Company's annual impairment test indicated that goodwill and the identifiable intangible asset summarized in the table above were not impaired.

21   (Continued)

(5)   Property and Equipment

A summary of property and equipment at December 31, 2016 is as follows (in thousands):

		Estimated useful lives
Furniture and fixtures	$ 29,481	3 – 10 years
Data processing equipment	19,092	1 – 5 years
Computer software	95,965	1 – 10 years
Equipment	20,432	2 – 26 years
Leasehold improvements	22,295	1 – 15 years
Building	11,699	1 – 30 years
Land	2,843	
Property and equipment, at cost	201,807	
Accumulated depreciation	(102,377)	
Property and equipment, net	$ 99,430	

Depreciation expense for the year ended December 31, 2016 was $17.6 million. At December 31, 2016, we have property and equipment under capital leases with a cost of $1.8 million and accumulated depreciation of $843 thousand.

(6)   Income Taxes

The provision for income taxes for the year ended December 31, 2016 consists of the following (in thousands):

Currently payable:		
Federal	$	49,348
State		4,664
		54,012
Deferred taxes		2,439
Provision for income taxes	$	56,451

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES
(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2016

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	35.0%
State income taxes, net of federal tax benefits	1.7
Valuation allowance on losses capital in nature	(1.0)
Other items	1.0
Effective income tax rate	36.7%

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2016 is presented as follows (in thousands):

Deferred tax liabilities:		
Property and equipment	$	(13,559)
Benefit plans		(12,657)
Identifiable intangible asset		(8,894)
Unrealized gains on investment securities		(949)
Prepaid expenses		(1,561)
Other		(57)
Total gross deferred liabilities		(37,677)
Deferred tax assets:		
Additional pension liability		24,733
Accrued compensation		9,766
Other accrued expenses		6,526
Nonvested stock		18,295
State net operating loss carryforwards		3,325
Federal benefit on state liabilities		1,643
Unused state tax credits		2,113
Other		551
Total gross deferred assets		66,952
Valuation allowance		(3,281)
Net deferred tax asset	$	25,994

As of December 31, 2016, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss

carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.3 million at December 31, 2016. The carryforwards, if not utilized, will expire between 2017 and 2036. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.3 million has been recorded at December 31, 2016. The Company has state tax credits of $2.1 million as of December 31, 2016 that can be utilized in future tax years. Of these state tax credit carryforwards, $1.9 million will expire between 2024 and 2032 if not utilized and $0.2 million will expire in 2026 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2016, the Company had unrecognized tax benefits, including penalties and interest, of $6.0 million ($4.4 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable; and unrecognized tax benefits that reduce a net operating loss, similar tax loss or tax credit carryforward are presented as a reduction to noncurrent deferred income taxes.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties has been to classify these amounts as income taxes. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2016 of $2.1 million ($1.7 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2016 (in thousands):

	Unrecognized tax benefits
Balance at January 1, 2016	$ 4,090
Increases during the year:	
Gross increases – tax positions in prior period	395
Gross increases – current period tax positions	275
Decreases during the year:	
Gross decreases – tax positions in prior period	(177)
Decreases due to settlements with taxing authorities	(3)
Decreases due to lapse of statute of limitations	(654)
Balance at December 31, 2016	$ 3,926

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits

examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. During 2016, the Company settled two open tax years that were undergoing audit by a state jurisdiction in which the Company operates. The Company is included in a federal audit of WDR for the 2014 tax year. Additionally, WDR is currently under audit in a state jurisdiction in which the Company participated in the filing of a combined tax return with WDR. Settlements of these audits are not anticipated to have a significant impact on reported income or loss. The 2013, 2015, and 2016 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2012 and, in certain states, income tax returns for 2012, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(7)   Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored non-contributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on employees' years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan and such costs for 2016 were $31.3 million.

During 2016, WDR offered eligible terminated, vested Plan participants an option to elect a one-time voluntary lump sum window distribution equal to the present value of the participant's pension benefit, in settlement of all future pension benefits to which they would otherwise have been entitled. This offer was made in an effort to reduce pension obligations and ongoing annual pension expense. Payments were distributed to participants who accepted the lump sum offer from the assets of the Plan. WDR recognized a noncash settlement charge related to this offer of which $18.3 million relates to the Company and is included in the $31.3 million above. The charge was actuarially determined based on the acceleration of the recognition of the accumulated unrecognized actuarial loss associated with the pension plan.

As of December 31, 2016, the total projected benefit obligation of the Plan is $159.9 million for the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet at December 31, 2016 is $32.2 million, which is included in accrued pension and postretirement costs.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covered substantially all employees and Waddell & Reed advisors. The medical plan is contributory with participant contributions adjusted annually. The contributions for each year represent claims paid for medical expenses.

During 2016, WDR amended this plan to discontinue the availability of coverage for any individuals who retire after December 31, 2016. Qualified employees who retired on or before December 31, 2016 may continue to participate in retiree coverage under the plan. The plan amendment resulted in a $7.9 million curtailment gain to the Company. In aggregate, WDR allocated a $7.0 million expense credit to the Company for the medical plan in 2016.

WADDELL & REED, INC. AND SUBSIDIARIES

(A Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2016

Net accrued medical plan costs in the amount of $2.4 million are recorded on the balance sheet of WDR at December 31, 2016, all of which relates to the Company. Of the Company's total liability at December 31, 2016, $458 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued pension costs.

(8) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2016 were $5.7 million.

(9) Accumulated Other Comprehensive Income (Loss)

The following table summarizes other comprehensive income (loss) activity for the year ended December 31, 2016.

	Unrealized gains (losses) on investment securities	Change in valuation allowance for unrealized gains (losses) on investment securities	Pension and postretirement benefits	Total accumulated other comprehensive income (loss)
		(In thousands)		
Balance at December 31, 2015	$ 205	(174)	(48,587)	(48,556)
Other comprehensive income (loss) before reclassification	63	219	(8,333)	(8,051)
Amount reclassified from accumulated other comprehensive income	(76)	(45)	15,132	15,011
Net current period other comprehensive income (loss)	(13)	174	6,799	6,960
Balance at December 31, 2016	$ 192	—	(41,788)	(41,596)

Reclassifications from accumulated other comprehensive income (loss) and included in net income are summarized in the table that follows for the year ended December 31, 2016.

	Pre-tax	Tax (expense) benefit	Net of tax	Statement of income line item
		(In thousands)		
Reclassifications included in net income:				
Sponsored funds investment gains	$ 121	(45)	76	Investment and other income
Valuation allowance	—	45	45	Provision for income taxes
Amortization and settlement of pension and post retirment benefits	(23,996)	8,864	(15,132)	Underwriting and distribution expense and compensation and related costs
Total	$ (23,875)	8,864	(15,011)	

(10) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker/dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker/dealers. The Company made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2016. At December 31, 2016, the Company had net capital of $52.6 million that was $52.4 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(11) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and (k)(2)(ii). The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2016 for which instructions to reduce to possession or control had been issued as of December 31, 2016, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not

have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2016, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

(12) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under WDR's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. The Company pays WDR for expenses related to these awards. For the year ended December 31, 2016, the Company recorded share-based compensation expense totaling $46.3 million that is included in compensation and related costs in the consolidated statement of earnings.

(13) Rental Expense and Lease Commitments

We lease certain home office buildings, certain sales and other office space and equipment under long-term operating leases. Rent expense for the year ended December 31, 2016 was $24.0 million. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year	Commitments (in thousands)	
2017	$	22,269
2018		17,759
2019		12,875
2020		7,859
2021		4,847
Thereafter		9,843
	$	75,452

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be materially different than those in 2016.

(14) Related Party Transactions

The current amounts due from affiliates at December 31, 2016 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2016 include amounts due for administrative and other services.

The amount classified as income tax receivable at December 31, 2016 consists entirely of amounts due from WDR for tax allocations.

We earn investment management fee revenues from the Advisors Funds and Ivy Funds VIP for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Advisors Funds and Ivy Funds VIP pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are collected from the Advisor Funds and Ivy Funds VIP for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker/dealers, and for providing ongoing services to shareholders of the Advisor Funds and Ivy Funds VIP and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Advisor Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund and an accounting service agreement with the Advisor Funds and Ivy Funds VIP. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the Company's licensed financial advisors. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by the Company's licensed financial advisors and financial intermediaries that have entered into 529 plan selling agreements with the Company.

Through revenue sharing allocation agreements with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold through the Retail Broker-Dealer. The Company also receives 10 basis points on gross sales of assets and 10 basis points on average assets under management for separately managed account relationships established by the institutional channel. Accordingly, during 2016, the Company received $1.5 million from the gross sales of assets, $11.7 million from average assets under management, $546 thousand from the gross sales of assets and average assets under management related to separately managed accounts. In addition, the Company is reimbursed for its costs incurred in providing accounting, information technology, legal, marketing, rent and other services. During 2016, the Company was reimbursed $36.0 million for these services.

(15) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2016 was not consolidated with its subsidiaries. The

condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2016 that were not consolidated in the December 31, 2016 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	242,393
Receivables and prepaids		58,743
Investment securities		129,926
Property and equipment, net		62,354
Goodwill and intangible assets, net		26,853
Current income taxes		999
Deferred income taxes		18,841
Other assets		763
		540,872
Liabilities:		
Accounts payable		17,852
Payable to customers		26,894
Accrued compensation		14,606
Other current liabilities		10,877
Accrued pension costs		22,263
Other non-current liabilities		17,631
		110,123
Company equity in net assets of subsidiaries	$	430,749

(16) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in

accordance with ASC 450, "*Contingencies Topic*." These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict.

In an action filed on April 18, 2016 in the District Court of Johnson County, Kansas, *Hieu Phan and Audrey Ohman v. Ivy Investment Management Company, et. al.* (Case No. I6CV02338 Div. 4), two individuals who allegedly purchased shares of certain affiliated registered investment companies (mutual funds) for which two of the Company's subsidiaries provide investment management services filed a putative derivative action on behalf of the mutual funds alleging breach of fiduciary duty and breach of contract claims relating to investments held in the affiliated mutual funds by the Company's registered investment advisor subsidiaries, the trustees of two of the Company's affiliated mutual funds, and an officer of the Company (who plaintiffs subsequently voluntarily dismissed). On behalf of the mutual funds, plaintiffs seek monetary damages and demand a jury trial. That Court has set this case for trial on July 16, 2018 through August 10, 2018, although there can be no assurance that the trial will take place on those dates. The Company denies that any of its subsidiaries breached their fiduciary duties to, or committed a breach of the investment management agreement with, the mutual funds at issue. To date, no discovery has taken place.

In the opinion of management, the ultimate resolution and outcome of this matter is uncertain. Given the preliminary nature of the proceedings and the Company's dispute over the merits of the claims, the Company is unable to estimate a range of reasonably possible loss, if any, that such matter may represent. While the ultimate resolution of this matter is uncertain, an adverse determination against the Company could have a material adverse impact on our business, financial condition and results of operations.

(17) Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.